UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission file number: 1-644

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COLGATE-PALMOLIVE COMPANY EMPLOYEES

SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COLGATE-PALMOLIVE COMPANY

300 PARK AVENUE, NEW YORK, NY 10022

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

All other schedules were omitted as they are not applicable or not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

Exhibits:

23.1	Consent of Grant Thornton LLP

23.2	Consent of Mitchell & Titus LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of

The Colgate-Palmolive Company Employees Savings and Investment Plan:

We have audited the accompanying statement of net assets available for benefits of the Colgate-Palmolive Company Employees Savings and Investment Plan (“the Plan”) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's Administrator. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Colgate-Palmolive Company Employees Savings and Investment Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006 and 2005.

We also have audited the adjustments to the December 31, 2005 statement of net assets to retrospectively apply the change in accounting as required to account for the Plan’s investment in benefit-responsive guaranteed investment contracts at fair value, as described in Note 2 to the financial statements. In our opinion, such adjustments are appropriate and have been properly applied. While we were not engaged to audit, review, or apply any procedures to the December 31, 2005 statement of net assets of the Plan we have audited such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the December 31, 2005 statement of net assets taken as a whole.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Edison, New Jersey

June 29, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of

The Colgate-Palmolive Company Employees Savings and Investment Plan:

We have audited the accompanying statement of net assets available for benefits of the Colgate-Palmolive Company Employees Savings and Investment Plan (the “Plan”) as of December 31, 2005. This financial statement is the responsibility of the Plan's Administrator. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by the administrator, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/ Mitchell & Titus LLP

New York, New York

June 24, 2006

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2006 AND 2005

	2006	2005
Assets

Cash and cash equivalents	$17,727,682	$20,102,937
Investments at fair value	2,528,244,709	2,456,728,744
Participant loans	18,299,199	20,604,345
Receivables:
Due from brokers for securities sold	1,949,994	327,549
Participant contribution receivable	1,348,870	—
Accrued interest and dividends	598,176	1,726,680

Total receivables	3,897,040	2,054,229

Total assets	2,568,168,630	2,499,490,255

Liabilities

Due to brokers for securities purchased	1,781,706	58,599
Long-term notes payable	192,059,200	237,067,183
Long-term notes payable to Colgate-Palmolive Company	60,990,724	46,627,118
Accrued interest on long-term notes	10,179,007	11,711,768

Total liabilities	265,010,637	295,464,668

Net assets available for benefits at fair value	$2,303,157,993	$2,204,025,587
Adjustments from fair value to contract value relating to fully benefit-responsive investment contracts	413,627	327,401

Net assets available for benefits	$2,303,571,620	$2,204,352,988

The accompanying notes are an integral part of these financial statements.

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2006

2006
Additions

Contributions:
Employer contributions	$15,393,482
Participants’ contributions	39,117,754

Total contributions	54,511,236

Net investment income:
Interest	6,623,750
Dividends	50,756,833
Net appreciation in the fair value of investments	378,007,941
Administrative expenses	(2,431,041)
Interest expense on long-term notes	(20,920,837)

Net investment income	412,036,646

Total additions	466,547,882

Deductions
Distributions to participants	(367,329,250)

Total deductions	(367,329,250)

Increase in net assets available for benefits	99,218,632
Net assets available for benefits – beginning of year	2,204,352,988

Net assets available for benefits – end of year	$2,303,571,620

The accompanying notes are an integral part of this financial statement.

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan

The Colgate-Palmolive Company Employees Savings and Investment Plan (the “Plan”) is a defined contribution plan sponsored by Colgate-Palmolive Company (the “Company”). The Plan is subject to the reporting and disclosure requirements, participation and vesting standards, and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Within the Plan, a leveraged Employee Stock Ownership Plan (“ESOP”) has been established. LaSalle Bank N.A. was the trustee of Funds D and E (the “ESOP trust”) until December 21, 2005, when it was succeeded in that capacity by State Street Global Advisors (the “ESOP trustee”), a division of State Street Bank & Trust Company. Citibank N.A. is the trustee of the remaining funds.

The Plan offers a Savings Program which includes an Employer Match, a Success Sharing Program, a Bonus Savings Account Program, an Income Savings Account Program and a Retiree Insurance Program. The provisions below, applicable to the Plan participants, provide only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

As of December 31, 2006, the Plan maintained the following funds:

Name of Fund		Description of the type of investment
Short Term Fixed Income Fund (Fund A)	-	Guaranteed investment contracts and fixed income securities

Colgate Common Stock Fund (Fund B)	-	Colgate-Palmolive Company Common Stock

Colgate Preferred Stock Fund (Fund D)	-	Colgate-Palmolive Company Preferred Stock

Colgate Common Stock Fund (Fund E)	-	Colgate-Palmolive Company Common Stock

Vanguard Wellington Fund (Fund J)	-	Common stocks and fixed income securities

Vanguard Institutional Index Fund (Admiral shares) (Fund K)	-	Equity securities included in the S&P 500 Index in similar proportion

EuroPacific Growth Fund (Fund L)	-	Primarily equity securities of companies outside the U.S, primarily in Europe and the Asia/Pacific region

Core Plus Fixed Income Fund (Fund N)	-	Diversified debt portfolio of U.S. government, corporate, mortgage and asset-backed securities

Neuberger Berman Genesis Fund (Fund O)	-	Primarily common stocks of small capitalization companies (total market value of no more than $1.5 billion at the time the fund first invests in them)

TCW Galileo Value Opportunities Fund (Fund P)	-	Primarily common stocks of companies with capitalizations (at the time of acquisition) in the range of companies included in the Russell MidCap Value Index

T. Rowe Price Growth Stock Fund (Fund Q)	-	Normally invests in the common stock of a diversified group of growth companies with an above-average rate of earnings growth

Eaton Vance Large Cap Value Fund (Fund R)	-	Primarily invests in dividend paying value stocks of large-cap companies, which have market capitalizations equal to or greater than the median capitalization of companies included in the Russell 1000 Value Index

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

ESOP

In accordance with the terms of the Plan, on June 19, 1989, the ESOP trust issued $410,029,684 of long-term notes due at various dates through 2009 bearing an average interest rate of 8.7 percent. These notes are guaranteed by the Company. The ESOP trust used the proceeds of the notes to purchase 6.3 million shares of the Company’s Series B Convertible Preference Stock (“Preference stock”) from the Company.

Each share of Preference stock is currently convertible into eight shares of the Company’s common stock at the discretion of the ESOP trustee. All Preference stock must be converted into the Company’s common stock or redeemed in cash upon reallocation to other funds or withdrawal from the Plan. The Preference stock has a minimum redemption price of $65 per share and pays dividends of $4.88 per annum, payable semi-annually, or, if higher, the dividend paid on eight shares of the Company’s common stock for the comparable period.

Dividends of $10.00 per share were paid on the Preference stock during 2006. Dividends on the Preference stock are paid to the ESOP trustee. These dividends, together with the Company contributions, dividends on the Company’s common stock in Fund E and borrowings from the Company (discussed below), are used by the ESOP trustee to repay principal and interest on the long-term notes. Scheduled maturities of the long-term notes outstanding at December 31, 2006 are as follows: 2007 - $53,904,805; 2008 - $63,712,938; 2009 - $74,441,457. The fair value of the long-term notes outstanding as of December 31, 2006 and 2005 was estimated at $201 million and $254 million, respectively, based on current interest rates for debt with similar maturities.

As a means of extending the benefits of the ESOP to participants over a longer period, the ESOP trust and the Company entered into a loan agreement in June 2000 under which the Company may loan up to $300,000,000 through 2009 to the ESOP with repayment scheduled no later than December 31, 2035. Repayments of principal and interest will be funded through future contributions and dividends from the Company. During 2006, the Company contributed $15,393,482 to the ESOP trust. The Company has guaranteed minimum funding of $130,000,000, on a present value basis, in excess of debt service requirements. As of December 31, 2006 and 2005, the ESOP trust had outstanding borrowings from the Company of $60,990,724, and $46,627,118, respectively, bearing an average interest rate of 5.75 percent. The fair value of the outstanding notes payable to the Company at December 31, 2006 and 2005 was estimated at $65 million and $51 million, respectively, based on current interest rates for debt with similar maturities.

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

A portion of the Preference stock is released for allocation to participants semi-annually based on the ratio of debt service for the period to total debt service over the remaining scheduled life of all ESOP debt. As of December 31, 2006 and 2005, 1,452,030 and 1,644,365 Preference shares (valued at $757,843,498 and $721,547,362) were allocated to employee accounts in the Plan, and the balance of 1,974,707 and 2,258,623 shares (valued at $1,030,639,077 and $991,083,772) remain to be allocated, respectively. The ESOP released shares are used to fund the employer portion of all the programs. Generally, released shares are allocated to employee accounts in the following manner:

(1)	In lieu of cash dividends on the Preference stock and the Company’s common stock held by the ESOP trustee which are used to repay principal and interest on the long-term notes,

(2)	Pursuant to the Company’s matching contribution under the Savings Program,

(3)	Pursuant to the Success Sharing Program,

(4)	Pursuant to the Bonus Savings Account Program and the Income Savings Account Program,

(5)	Pursuant to the Retiree Insurance Program

Savings Program

Participant Contributions

Employees eligible to participate in the Savings Program of the Plan must meet certain minimum hourly service requirements, be at least 18 years old and have completed three months of service, as defined by the Plan. Under the Savings Program, employees generally can contribute to the Plan between 1 percent and 25 percent of their recognized earnings (the greater of total compensation paid during the previous calendar year minus items such as reimbursement of moving expenses and special awards, or regular salary as of the most recent January 1 plus commissions and bonuses paid in the prior year). Employees who are not “highly compensated”, as defined by the Internal Revenue Code (“IRC”), may contribute any combination up to 25 percent of their recognized earnings on either a before-tax (subject to certain IRC limitations) or after-tax basis. Most employees who are “highly compensated” may contribute up to 12 percent of their recognized earnings. However, those employees whose 2006 recognized earnings equaled or exceeded $220,000 were further limited to 8 percent of their recognized earnings, those employees whose 2006 recognized earnings were between $130,000 and $219,999 were limited to 10 percent of their recognized earnings and those employees whose 2006 recognized earnings were between $95,000 and $129,999 were limited to 12 percent of their recognized earnings. Participants may change their contribution rate, resume or suspend contributions and/or change the allocation of their contributions between before-tax and after-tax earnings on a weekly basis. Plan participants are always fully vested in their contributions and related investment earnings. Under the IRC, the maximum allowable pre-tax contribution for participants during 2006 was $15,000 and $14,000 in 2005. Participants who are expected to reach or are over the age of 50 during the Plan year and are making the maximum contribution are eligible to make additional catch-up contributions. Under the Internal Revenue Code, the maximum allowable catch-up contribution was $5,000 for 2006 and $4,000 for 2005 on a pre-tax basis.

Participant Accounts

Each participant account is credited with participant contributions, as well as allocations of the Company’s matching contributions, fund earnings or losses, and expenses. Allocations are based on participant earnings or account balances, as defined. Certain participant investment accounts are also charged with monthly investment service fees, depending on fund elections. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Company Matching Contributions

The Company and wholly-owned subsidiaries to which the Plan has been extended, make matching contributions of 50 percent to 70 percent of employee contributions up to 6 percent of recognized earnings, depending on years of service. Company matching contributions for employees participating in the Savings Program are made in the form of an allocation of Preference stock. Participants are 50 percent vested in the Company matching contributions after two years of service and fully vested after three years of service or upon reaching age 55, becoming permanently disabled, or in the event of death or Plan termination.

Distributions

Participating employees can receive a distribution from the Plan due to retirement, permanent disability, termination or death, or by voluntary partial withdrawal. Settlement is made in accordance with provisions of the Plan and the requirements of the IRC. Unvested Company matching contributions will be forfeited in the event of termination. A participant may withdraw his/her before-tax contributions only if, in the judgment of the Employee Relations Committee of the Company (the “Committee”), the withdrawal is due to financial hardship as defined in the Plan, or is within the administrative rules of the Committee and Federal tax laws.

Forfeitures

After the earlier of the distribution of the terminated participant’s vested account balances or the fifth anniversary of the participant’s termination, nonvested employer account balances become available to the Company to pay for administrative expenses incurred by the Plan and/or to reduce future Company matching contributions. Forfeitures for the year ended December 31, 2006 and 2005 totaled $283,031 and $240,823, respectively. Nonvested forfeited employer account balances consist of shares of Colgate preference stock which are returned to the unallocated pool of such preference stock when forfeited.

Funds

Participating employees may direct their current contributions to be allocated among any of the funds, other than Funds D and E, in multiples of 1 percent. Participants may diversify the Company matching contributions in which they are fully vested among any of the other investment fund choices in the Plan, beginning the earlier of reaching age 55 or the third anniversary of their date of hire. Participants may change how future contributions will be invested on a daily basis. Reallocation among the funds of previously invested amounts may be made on a daily basis.

Incoming Rollovers

The Plan permits incoming rollovers of before-tax money from Section 403(b) plans and governmental Section 457 plans, as well as both before-tax and after-tax money from other companies’ qualified plans.

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Participant Loans

Participants who have $1,000 or more in the Plan may borrow from the total of their fund accounts, a minimum of $500 up to a maximum equal to the lesser of $50,000 (subject to certain offsets for prior loans) or 50 percent of their vested balance, excluding any amounts previously transferred from the prior Colgate-Palmolive Employee Stock Ownership, the Success Sharing Account and Retiree Insurance Account. Participants are allowed to have two loans outstanding and only one of these loans can be related to the purchase of a principal residence. The loans are secured by the balance in the participant’s account and bear a fixed rate of interest equal to Citibank N.A.’s prime rate, fixed at the time of loan application. Principal and interest are paid ratably via payroll deductions. Loans outstanding at December 31, 2006 had interest rates ranging from 4.0% to 11.5% and maturities through 2022.

Success Sharing Program

The Success Sharing Program is designed to enable the Company to share its financial success with employees. Under the Success Sharing Program, a Success Sharing Account (“SSA”) has been established within the Plan for each eligible employee. As the Company meets or exceeds annual financial targets, shares of Preference stock are allocated to employee accounts according to a pre-determined formula. To be eligible, an individual generally must be employed by the Company on a full-time basis, be at least 18 years old and on the payroll from at least June 30 through the last day of the year. Part-time employees with benefits are also eligible. Employees are at all times fully vested in the value of their SSA. Participants may on an annual basis diversify up to 25 percent of their SSA among any of the other investment fund choices in the Plan beginning in the year they reach age 55 and up to 50 percent beginning five years later. Effective January 1, 2007, participants may on a daily basis diversify up to 100 percent of their SSA among any of the other investment fund choices in the Plan beginning in the year they reach age 55 or the third anniversary of their date of hire.

Bonus Savings Account (“BSA”) Program

The BSA Program is designed to enable each eligible employee to receive all or a portion of his or her bonus in Preference stock. Under this program, a BSA allocation is credited to each eligible employee’s Bonus and Income Savings Account established within the Plan. The portion of an employee’s bonus that can be allocated within the BSA program is determined based on the bonus amount earned, the total number of shares of Preference stock available for allocation, and other factors such as an employee’s income level and Internal Revenue Service (“IRS”) rules. This program is generally available to all employees in the United States who are participants in the Plan. However, due to IRS restrictions, employees who have not had Retiree Insurance Account (“RIA”) (see below) or SSA balances for at least two years in the Plan, and were hired after January 2, 1996 are unable to participate in the program, and employees with fewer than five years of service may be ineligible to receive a BSA allocation with respect to certain bonus periods. Employees are at all times fully vested in the value of their Bonus and Income Savings Account and may elect to withdraw the balance of this account from the Plan immediately or at a later date. Participants may also diversify the value of their account under the same requirements as outlined for the Success Sharing Program described above. Effective January 1, 2007, participants may on a daily basis diversify up to 100 percent of their BSA among any of the other investment fund choices in the Plan beginning in the year they reach age 55 or the third anniversary of their date of hire.

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Income Savings Account (“ISA”) Program

The ISA Program is designed to enable each eligible employee to receive a portion of his or her income in the form of Preference stock. Under this program, an ISA allocation of Preference stock is made each year to each eligible employee’s Bonus and Income Savings Account. This program is available to active full-time employees and part-time employees with benefits in the United States, with at least five years of service. Employees are at all times fully vested in the value of their Bonus and Income Savings Account and may elect to withdraw the balance of this account from the Plan immediately or at a later date. Participants may also diversify the value of their account under the same requirements as outlined for the Success Sharing Program described above. Effective January 1, 2007, participants may on a daily basis diversify up to 100 percent of their ISA among any of the other investment fund choices in the Plan beginning in the year they reach age 55 or the third anniversary of their date of hire.

Retiree Insurance Program

The Retiree Insurance Program is designed to provide funds that can be used by employees to purchase health and life insurance upon retirement. Under the Retiree Insurance Program, an RIA has been established within the Plan for each eligible employee. Each year, shares of Preference stock are allocated to each employee’s RIA. The number of shares allocated is determined at the discretion of the Committee based upon the total number of shares available for allocation, actuarial assumptions and targeted funding of retiree health and life insurance. To be eligible for an allocation into an RIA, employees must be at least 18 years old, employed with the Company or a participating subsidiary on a full-time basis, and on the payroll on the last day of the year. Participants with two years of service are 25 percent vested, three years of service are 50 percent vested, four years of service are 75 percent vested, and participants are fully vested after five years of service or upon reaching age 55, becoming permanently disabled, or in the event of death or Plan termination. Participants may diversify the value of their account under the same requirements as outlined for the Success Sharing Program described above. Effective January 1, 2007, participants may on a daily basis diversify up to 100 percent of their RIA among any of the other investment fund choices in the Plan beginning in the year they reach age 55 or the third anniversary of their date of hire.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the plan to discontinue its contributions at anytime and to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination of the Plan, the Committee shall compute the value of the accounts of the participants which shall be fully vested and non-forfeitable. The accounts of each participant shall be distributed in a lump sum.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting. Distributions to participants are recorded when paid.

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (“FASB”) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”). The FSP requires that investment contracts held by a defined-contribution plan be reported at fair value. However, contract value is the relevant measurement criteria for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the guaranteed investment contracts, as well as the adjustment of the fully benefit-responsive guaranteed investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. Adoption of the FSP required retroactive application of the pronouncement to the December 31, 2005 statement of net assets.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Preference stock is stated at the greater of $65 par value or the fair value of eight shares of the Company’s common stock. Participant loans receivable are stated at cost, which approximates fair value. The Plan’s investments in fully benefit-responsive guaranteed investment contracts are valued at fair value and then adjusted to contract value as discussed above and in Note 6. All other investments are stated at fair value based on quoted market prices or as otherwise determined by Citibank N.A., the Plan’s trustee.

Purchases and sales are recorded on a trade date basis. Realized gains and losses from security transactions are reported on the average cost method. Dividend income is recorded on the ex-dividend date.

Administration

The Plan is administered by the Committee for the benefit of the participants. Administrative expenses are paid by the Plan and are recorded as a reduction of investment income.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement on Financial Accounting Standards (“SFAS”) No. 157 (“SFAS 157”), “Fair Value Measurements”. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan Administrator does not believe the adoption of SFAS 157 will have a material impact on the financial statements of the Plan.

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. Furthermore, SFAS 159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 will be effective as of the beginning of the Plan’s 2008 fiscal year. The Plan Administrator is currently evaluating the impact of SFAS 159 and, if adopted, does not expect that it will have a material impact on the Plan's financial position or results of operations.

Reclassifications

Certain amounts have been reclassified to conform to the current year presentation.

3.	Tax Status

The Company has obtained a determination from the Internal Revenue Service in a letter dated March 20, 2003 that the Plan, as amended and restated as of October 1, 1999 qualifies under Sections 401(a), 401(k) and 4975(e)(7) of the Internal Revenue Code (“IRC”), and that the related Trusts are exempt from Federal income taxes under Section 501(a) of the IRC. The Plan has been amended since receiving the determination letter. However, the Committee and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

4.	Investments

The following investments represent 5 percent or more of the Plan’s net assets as of December 31:

	2006	2005
Colgate-Palmolive Company common stock, 2,903,197 and 3,911,973 shares, respectively	$189,404,572	$214,571,719

Colgate-Palmolive Company Series B Convertible Preference stock, 3,426,737 and 3,902,988 shares, respectively	1,788,482,575	1,712,631,134

A portion of the investments shown above are non participant-directed investments (see Note 5).

During 2006, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in value as follows:

Equity securities:
Colgate-Palmolive Company common stock	$33,801,345
Colgate-Palmolive Company Preference stock	304,935,696

Total equity securities	338,737,041
Investments in registered investment companies	39,018,579
U.S. Government securities and corporate notes	252,321

Total net appreciation in the fair value of investments	$378,007,941

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

5.	ESOP Trust

Information about the net assets and significant components of the changes in net assets relating to the investments maintained in Funds D and E is as follows:

	December 31,
	2006	2005
Assets:
Cash and cash equivalents	$17,557,589	$18,116,446
Fixed income liquid reserve fund	1,471,151	1,530,331
Colgate-Palmolive Company common stock	58,660,350	70,975,132
Colgate-Palmolive Company Series B Convertible Preference stock	1,788,482,575	1,712,631,134
Accrued interest and dividends receivable	13,656	11,046

Total assets	1,866,185,321	1,803,264,089

Liabilities:
Long-term notes payable	192,059,200	237,067,183
Long-term notes payable to Colgate-Palmolive Company	60,990,724	46,627,118
Accrued interest on long-term notes	10,179,007	11,711,768

Total liabilities	263,228,931	295,406,069

Net assets available for benefits	$1,602,956,390	$1,507,858,020

Year Ended December 31, 2006
Changes in net assets available for benefits:
Employer contributions	15,393,482
Dividends and interest, net of fees	37,147,292
Net appreciation in the fair value of investments	316,277,368
Transfers to other funds	(39,256,706)
Interest expense on long-term notes	(20,920,837)
Distributions to participants	(213,542,229)

Increase in net assets available for benefits	$95,098,370

The Colgate-Palmolive Company common stock figures shown above include nonparticipant-directed investments of 104,368 shares valued at $6,808,942 and 142,029 shares valued at $7,790,272 as of December 31, 2006 and 2005, respectively. The Colgate-Palmolive Company Series B Convertible Preference stock allocated to participants (see Note 1) include nonparticipant-directed investments of 906,397 shares valued at $473,066,722 and 822,469 shares valued at $360,899,606 as of December 31, 2006 and 2005, respectively.

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

6.	Investment Contracts

The Plan has entered into benefit-responsive guaranteed investment contracts (“contracts”) with insurance companies, banks and other financial institutions. Most of the investment contracts carry a crediting interest rate established at inception and reset periodically (typically quarterly) to approximate the interest earnings of the underlying investments, subject to certain minimums. The remaining contracts carry a crediting interest rate established at inception, a portion of which are indexed to changes in outside benchmarks such as Treasury or LIBOR rates. For 2006, the average yield and the average crediting interest rate on the investment contracts were 4.4 percent and 4.7 percent, respectively. For 2005, the average yield and the average crediting interest rate on the investment contracts were 4.3 percent.

As described in Note 2, because the investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for the portion of the net assets available for benefits attributable to the investment contract. The contract values of the investment contracts were $68,180,443 and $61,033,037 at December 31, 2006 and 2005, respectively. The fair value of the investment contracts were $67,766,816 and $60,705,636 at December 31, 2006 and 2005, respectively. In accordance with the provisions of the Plan, issuers of these investment contracts must have a credit rating of AA- or better under the fund manager’s investment rating system. Accordingly, there are no reserves against contract value for credit risk of the contract issuer or otherwise.

In certain circumstances, the amount withdrawn from the contract would be payable at fair value rather than at contract value. These events include termination of the plan, a material adverse change to the provisions of the plan, if the employer elects to withdraw from a contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the contract issuer’s underwriting criteria for issuance of a clone contract.

The events described above that could result in the payment of benefits at market value rather than contract value are not considered probable of occurring in the foreseeable future.

Examples of events that would permit a contract issuer to terminate a contract upon short notice include the plan’s loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the plan. If one of these events was to occur, the contract issuer could terminate the contract at the market value of the underlying investments (or in the case of a traditional guaranteed investment contract, at the hypothetical market value based upon a contractual formula).

7.	Reconciliation to Form 5500

At December 31, 2006 and 2005, benefit distributions that have been processed and approved for payment as of such date but not yet paid of $556,796 and $631,310, respectively, are not reflected in the financial statements. For reporting to the Department of Labor, these amounts are reported as a liability on the Form 5500.

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

8.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.

9.	Related Party Transactions

Certain investments, within the Commingled Employee Benefit Trust Liquid Reserve Fund, are shares of funds managed by Citibank, the trustee of the Plan. These transactions qualify as party-in-interest transactions that are allowable under ERISA. As of December 31, 2006 the Plan has $5,837,543 invested in the Commingled Employee Benefit Trust Liquid Reserve Fund. Administrative fees paid to Citibank for the years ended December 31, 2006 and 2005 were $333,367 and $169,274, respectively.

SIGNATURES

The Plan:	Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

COLGATE-PALMOLIVE COMPANY EMPLOYEES SAVINGS AND INVESTMENT PLAN
(Name of Plan)

Date: June 29, 2007	/s/ Stephen C. Patrick
Stephen C. Patrick
Chief Financial Officer
Colgate-Palmolive Company

Date: June 29, 2007	/s/ Dennis J. Hickey
Dennis J. Hickey
Vice President and Corporate Controller
Colgate-Palmolive Company

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

PARTICIPANT LOANS

AS OF DECEMBER 31, 2006

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
	Participant loans, maturities ranging from 1 to 15 years	4% - 11.5%	$18,299,199

	Total Participant Loans		$18,299,199

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

SHORT-TERM FIXED INCOME FUND (FUND A)

AS OF DECEMBER 31, 2006

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
*	Commingled Employee Benefit Trust Liquid Reserve Fund	1,453,057	$1,453,057

	U.S. Government Securities and Corporate Notes:

	United States Treasury Bonds and Notes:

	UNITED STATES TREAS, 3.125% due 10/15/2008	200,000	194,227
	UNITED STATES TREAS, 4.00% due 6/15/2009	7,065,000	6,943,291

	Total U.S. Treasury Notes		$7,137,518

	United States Government Agencies:

	FEDERAL HOME LN MTG CORP, 4.00% due 12/15/2009	3,500,000	3,409,480
	FEDERAL HOME LN BANK, 4.625% due 11/21/2008	1,750,000	1,738,363
	FEDERAL HOME LN BANK, 5.250% due 8/5/2009	2,750,000	2,767,311
	FEDERAL NATL MTG ASSN, 4.500% due 10/15/2008	2,750,000	2,725,464
	FEDERAL FARM CREDIT BANK, 3.375% due 7/15/2008	1,650,000	1,608,771
	FEDERAL HOME LN MTG CORP, 5.5% due 2/1/2007	17,153	17,196
	FEDERAL HOME LN MTG CORP, 5.5% due 3/1/2007	46,333	46,449
	FEDERAL NAT MTG ASSN GTD, 6% due 11/1/2017	373,541	378,860

	Total United States Government Agencies		$12,691,894

	Asset Backed/CMO:

	CHASE MANHATTAN, 2.94% due 6/15/2010	869,364	857,457
	BK OF AMERICA COMM MTG, 4.359% due 11/10/2042	535,139	531,627

*	Represents a Party-In-Interest.

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
	CHASE FUNDING MTG ABC 200, 3.34% due 5/25/2026	436,713	429,602
	JOHN DEERE OWNER TRUST, 3.98% due 6/15/2009	400,000	396,862
	FORD CREDIT AUTO ABS, 3.48% due 11/17/2008	367,024	364,738
	HONDA AUTO REC CMO, 3.28% due 2/18/2010	550,000	537,801
	HONDA AUTO RECV OWNER TR, 4.15% due 10/15/2010	600,000	591,022
	MBNA MASTER CC MTG TR, 4.95% due 6/15/2009	900,000	900,612
	NISSAN AUTO RECV GR TR 20, 2.76% due 7/15/2009	398,945	392,077
	SAXON ASSET SEC CO 2004-2, 4.15% due 8/25/2035	435,183	431,794
	USAA AUTO OWNER TRUST, 3.9% due 7/15/2009	238,179	236,382

	Total Asset Backed/CMO		$5,669,974

	Corporate Bonds:

	CAPITAL AUTO REC ASSET, 3.58% due 1/15/2009	725,000	716,709
	NISSAN AUTO RECEIV TR, 3.54% due 10/15/2008	421,922	419,238
	TARGET CORP, 3.375% due 3/1/2008	625,000	611,790
	WAL MART STORES INC, 6.875% due 8/10/2009	1,365,000	1,422,092
	AMERICAN EXPRESS CO, 3% due 5/16/2008	1,000,000	970,566
	BANK OF AMERICA CORP, 3.875% due 1/15/2008	575,000	566,326
	BANK NEW YORK INC, 5.2% due 7/1/2007	415,000	414,936
	BEAR STEARNS COS INC, 4% due 1/31/2008	575,000	567,057
	CIT GROUP INC, 3.875% due 11/3/2008	550,000	536,754
	CATERPILLAR FINL SVC, 3.7% due 8/15/2008	690,000	672,896
	CITIGROUP INC, 4.25% due 7/29/2009	1,325,000	1,296,654
	CREDIT SUISSE FIRST, 4.625% due 1/15/2008	700,000	695,712
	DEERE JOHN CAPITAL, 3.9% due 1/15/2008	625,000	616,271
	GENERAL ELEC010508, 3.5% due 5/1/2008	1,200,000	1,173,419

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
	GOLDMAN SACHS GROUP, 4.125% due 1/15/2008	655,000	647,516
	INTERNATIONAL LEASE, 4.5% due 5/1/2008	750,000	739,863
	JP MORGAN CHASE & CO NOTE, 3.625% due 5/1/2008	870,000	849,859
	MERRILL LYNCH, 4.25% due 9/14/2007	700,000	694,609
	MORGAN STANLEY D.W 5.80 B, 5.8% due 4/1/2007	680,000	680,452
	SLM CORP MTN BOOK, 3.625% due 3/17/2008	745,000	729,595
	TOYOTA MTR CRED, 2.7% due 1/30/2007	550,000	549,128
	US BANCORP, 5.3% due 4/28/2009	1,440,000	1,443,534
	WACHOVIA CORP 2ND NE, 3.5% due 8/15/2008	785,000	763,214
	WELLS FARGO CO, 3.125% due 4/1/2009	1,350,000	1,291,086
	HEWLETT PACKARD CO, 5.5% due 7/1/2007	600,000	600,656
	INTERNATIONAL BUSINE, 3.8% due 2/1/2008	600,000	590,550

	Total Corporate Bonds		$20,260,482

	Total Fixed Income		$47,212,925

	Common Stock

	FED Home Loan Bank	750,000	$750,261

	Guaranteed Insurance Contracts:
	Bank of America, 4.71%	10,082,404	10,082,404
	ING Life & Annuity, 5.17%	8,102,296	8,102,296
	IXIS Financial, 4.62%	11,960,951	11,960,951
	Rabobank Nederland, 4.50%	11,222,663	11,222,663
	State Street Bank, 4.29%	14,387,027	14,387,027
	UBS AG, 4.78%	12,011,475	12,011,475

	Total Guaranteed Insurance Contracts		$67,766,816

	Total Fund A		$115,730,002

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

COLGATE COMMON STOCK FUND (FUND B)

AS OF DECEMBER 31, 2006

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
*	Commingled Employee Benefit Trust Liquid Reserve Fund	2,913,332	$2,913,332

*	Colgate-Palmolive Co. Common Stock	2,004,050	$130,744,222

	Total		$133,657,554

*	Represents a Party-In-Interest.

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

COLGATE PREFERRED STOCK FUND (FUND D)

AS OF DECEMBER 31, 2006

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	Commingled Employee Benefit Trust Liquid Reserve Fund	627,557	$627,557	$627,557

*	Colgate-Palmolive Co. Series B Conv. Preference Stock	3,426,737	$222,991,620	$1,788,482,575

	Total		$223,619,177	$1,789,110,132

*	Represents a Party-In-Interest.

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

COLGATE COMMON STOCK FUND (FUND E)

AS OF DECEMBER 31, 2006

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	Commingled Employee Benefit Trust Liquid Reserve Fund	843,594	$843,594	$843,594

*	Colgate-Palmolive Co. Common Stock	899,147	$1,995,872	$58,660,350

	Total		$2,839,466	$59,503,944

*	Represents a Party-In-Interest.

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

VANGUARD WELLINGTON FUND (FUND J)

AS OF DECEMBER 31, 2006

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
	Mutual Funds:

	Vanguard Wellington Fund	1,556,837	$87,214,024

	Total		$87,214,024

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

VANGUARD INSTITUTIONAL INDEX FUND (FUND K)

AS OF DECEMBER 31, 2006

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
	Mutual Funds:

	Vanguard Institutional Index Fund	551,818	$71,510,105

	Total		$71,510,105

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EUROPACIFIC GROWTH FUND (FUND L)

AS OF DECEMBER 31, 2006

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
*	Commingled Employee Benefit Trust Liquid Reserve Fund	3	$3

	Mutual Funds:

	EuroPacific Growth Fund	2,040,883	$95,023,515

	Total		$95,023,518

*	Represents a Party-In-Interest.

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

CORE PLUS FIXED INCOME FUND (FUND N)

AS OF DECEMBER 31, 2006

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
	Mutual Funds:

	Core Plus Fixed Income Fund	2,846,904	$30,006,372

	Total		$30,006,372

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

NEUBERGER BERMAN GENESIS FUND (FUND O)

AS OF DECEMBER 31, 2006

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
	Mutual Funds:

	Neuberger Berman Genesis Fund	1,568,998	$71,734,593

	Total		$71,734,593

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

TCW GALILEO VALUE OPPORTUNITIES FUND (FUND P)

AS OF DECEMBER 31, 2006

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
	Mutual Funds:

	TCW Galileo Value Opportunities Fund	1,666,350	$37,692,846

	Total		$37,692,846

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

T. ROWE PRICE GROWTH STOCK FUND (FUND Q)

AS OF DECEMBER 31, 2006

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
	Mutual Funds:

	T. Rowe Price Growth Stock Fund	1,039,086	$32,866,291

	Total		$32,866,291

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EATON VANCE LARGE CAP VALUE FUND (FUND R)

AS OF DECEMBER 31, 2006

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
	Mutual Funds:

	Eaton Vance Large Cap Value Fund	199,398	$4,195,328

	Total		$4,195,328

	Plan Total		$2,528,244,709